Exhibit 99.1
Glass House Brands Reports Record Setting Second Quarter 2024 Financial Results
-Greenhouse 5 completed its first full quarter of production and sales in Q2, outperforming expectations
-Record quarterly highs included consolidated revenue and gross profit, wholesale biomass revenue and gross profit, biomass production and sales and retail revenue
-Second Quarter 2024 Revenue was $53.9 million, at the high end of the guidance range and up 21% year- over-year
-Biomass production was more than 149,000 pounds, 20,000 pounds ahead of the mid-point of guidance and up 45% year- over-year
-Quarter-end cash and restricted cash balance was $25.9 million
-Q3 2024 revenue projected at a record quarterly high of $65 million to $67 million
-Q3 2024 quarter-end cash and restricted cash balance projected to be $38 million to $40 million, a new high since completion of Phase I expansion
-Notice to vacate given to farmers leasing Greenhouse 2 for next expansion with one-third already empty. Considering cultivating “Hemp-Derived Cannabis,” which was legalized in the 2018 federal Farm Bill, in Greenhouse 2 but no formal decision has been made
-Conference Call to be held today August 13, 2024 at 5:00 p.m. ET
LONG BEACH, CA and TORONTO, August 13, 2024 - Glass House Brands Inc. ("Glass House" or the "Company") (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically integrated cannabis companies in the U.S., today reported financial results for the second quarter ended June 30, 2024.
Second Quarter 2024 Highlights
(Unaudited results, unless otherwise stated, all results and dollar references are in U.S. dollars)
•Net Revenue of $53.9 million, an increase of 21% from $44.7 million in Q2 2023 and up 79% sequentially from $30.1 million in Q1 2024.
•Gross Profit was $28.7 million, compared to $24.4 million in Q2 2023 and $12.5 million in Q1 2024.
•Gross Margin was 53%, compared to 55% in Q2 2023 and 42% in Q1 2024.
•Adjusted EBITDA1 was $12.4 million, compared to $9.5 million in Q2 2023 and $(1.6) million in Q1 2024.
•Operating Cash Flow was positive $8.9 million, compared to $8.3 million in Q2 2023 and negative $1.9 million in Q1 2024.
•Equivalent Dry Pound Production2 was 149,717 pounds, up 45% year-over-year;
•Cost per Equivalent Dry Pound of Production3 was $148 an increase of 6% compared to the same period last year.
•Cash, Restricted Cash and Cash Equivalents balance was $25.9 million at quarter-end versus $24.4 million at the end of Q1 2024.

Management Commentary
“Our second quarter results reflect another period of exceptional growth for Glass House Brands where we met or exceeded expectations across almost all key operating metrics,” commented Kyle Kazan, Co-Founder, Chairman and CEO of Glass House. “Net revenue increased 21% year over year and 79% sequentially to a record high $54 million, reaching the high end of our guidance range of $52 to $54 million. We produced approximately 150,000 pounds of biomass and sold 138,000 pounds, driving wholesale revenue to a record high $39.1 million and wholesale biomass gross profit to a record high $22.6 million.”
“Greenhouse 5 delivered its first full quarter of production and sales in Q2 as production levels, quality and yields have all outperformed our original expectations. As our results show, many of the improvements we have made at Greenhouse 5 have been successful, and at this early stage, Greenhouse 5 is already our most efficient greenhouse. As a result, we have made plans to backport a number of the modifications made in Greenhouse 5 into Greenhouse 6 over the next 6 to 12 months.”
“Our retail and CPG teams also delivered strong results in the second quarter. Same-store retail revenue grew by about 6% year-over-year, which is impressive given the backdrop of a highly competitive California retail sales market. Also, the Allswell $7.50 ‘price on the shelf’ and $9.99 ‘taxes paid out the door’ eighth and the Allswell 14 gram package are our best-selling products by unit sales volume and helped propel Allswell into the top 3 of California Flower brands by units sold in the second quarter per Headset data. These products, along with the retail dispensary strategic pricing plan, drove a 20% year-on-year increase in transactions in our stores on a same store basis during the quarter.”
“We are planning our next expansion in Greenhouse 2 and to that end, we gave a formal notice to vacate to the tomato and cucumber farmers who have been leasing it. With the federal legalization of ‘hemp-derived cannabis’ in the 2018 Farm Bill, we are considering growing ‘hemp-derived cannabis’ compliantly in Greenhouse 2 which would allow us to ship directly to consumers in the many states outside of California where it is legally permitted. As the capital improvements are nearly identical for cultivating ‘hemp-derived cannabis’ and cannabis, we are taking the time to calculate the best ROI before making a formal decision.”
Second Quarter 2024 Operational Highlights
•Glass House Brands Participates in 8th Annual Canaccord Genuity Global Cannabis Conference
•Glass House Brands Announces Appointment of John ‘Jay’ Nichols Jr. to its Board of Directors
•Glass House Brands Announces the Resignation of Board Member Jamie Mendola
Subsequent Events
•Glass House Farms Earns Golden Bear Award at the California State Fair Cannabis Awards
•Glass House Brands Issues an Open Letter Urging President Biden, Former President Trump and Vice President Harris to De-Schedule Cannabis
•Glass House Brands Welcomes Hector De La Torre Back to The Board of Directors
•Glass House Brands Announces Court Dismissal of Catalyst Lawsuit

Q2 2024 Financial Results Discussion
Net revenues for Q2 2024 were $53.9 million, up 21% versus Q2 2023 and a 79% sequential increase. This was at the high end of Q2 guidance of $52 to $54 million, driven by record quarterly performance in biomass production, biomass volume sales, wholesale biomass revenue and retail revenue.
The core wholesale biomass business achieved revenue of $39.1 million, increasing 28% versus Q2 2023 and 145% sequentially. Biomass production reached 149,717 pounds in Q2, ahead of guidance of 128,000 to 130,000 pounds as Greenhouse 5’s first quarter of production exceeded expectations.
Retail revenue in Q2 2024 was $10.9 million, compared to $9.9 million in the previous quarter and $10.1 million in Q2 2023. On a same store sales basis, retail revenue grew by nearly 6% year-on-year and by 10% sequentially, outperforming the broader California market which saw sales decline 8% year-on-year and which saw sequential growth of one half of one percent per Headset data. The strong performance was driven by the Glass House retail dispensary strategic pricing plan implemented late in the first quarter and by strong sales of Allswell branded flower in Glass House-owned retail stores.
Wholesale CPG revenues were $4.0 million down 6% sequentially and up 1% year-over-year. Strong sales of the 14 gram and 1/8th ounce packs helped propel Allswell into the top 3 of California Flower brands by units sold in the second quarter per Headset data.
Consolidated gross profit was $28.7 million, or 53% of net revenues, compared to $24.4 million, or 55%, in Q2 2023 and $12.5 million, or 42% in Q1 2024. Overall gross margin was ahead of guidance of approximately 50%, due to a 19 percentage point increase in wholesale biomass gross margin, coupled with a 145% quarter-over-quarter increase in wholesale biomass revenue. Wholesale gross margin was 58% despite a lower than anticipated average selling price. It was the third highest wholesale biomass quarterly gross margin on record behind only 61% in Q2 2023 and 60% in Q3 2023.
Average selling price was $283 per pound, compared to $340 in the second quarter of 2023 and guidance of $330 to $335 per pound.
General and administrative expenses were $17.4 million in Q2 2024, up 33% from $13.1 million last year and 28% from $13.5 million last quarter. About 60% of the sequential increase was due to the bonus accrual for projected 2024 performance with most of the remainder due to an increase in wholesale cannabis sales taxes caused by the $23.1 million increase in sequential wholesale biomass revenue.
Sales and marketing expenses were $0.7 million, down from $1.0 million during the same period last year and up from $0.5 million in Q1 2024.
Professional fees of $1.9 million compared to $3.7 million in Q1 2024 and $2.2 million in Q2 2023. The $1.8 million decrease versus Q1 2024 is because incremental expenses were incurred in Q1 2024 from the restatements for 2021, 2022 and the first quarter of 2023 and from legal fees related to litigation. The costs from completing the restatements did not recur in Q2 and legal fees from litigation decreased. Regarding the Catalyst lawsuit that was dismissed on June 24th, 2024, please note that on August 7th, 562 Discount Med, Inc. filed a Notice of Appeal of the judgment of dismissal following an order granting a motion for judgment on the pleadings without leave to amend. We will disclose further developments in this case as merited.
Depreciation and amortization in Q2 2024 were $3.7 million, consistent with Q1 and up slightly from $3.6 million in the same period last year.

Adjusted EBITDA was a record high $12.4 million in Q2, above the high end of guidance of $10 million to $12 million. This increase versus expectations was due primarily to the higher gross margin discussed earlier. Operating cash flow was $8.9 million, consistent with guidance of $8 million to $10 million. Factors affecting operating cash flow included a $4.9 million sequential increase in accounts receivable caused by increased sales from Greenhouse 5 production, and a $3.3 million increase in inventory. The increase in accounts receivable and inventory was somewhat balanced out by a $7.4 million increase in accounts payable and accrued liabilities and this figure includes the bonus accrual.
The Company started the quarter with $24.4 million in cash and restricted cash and ended Q2 with $25.9 million, slightly better than guidance of $25 million. We spent $3.9 million in capex in Q2, mainly on completing Phase 2 expansion of Greenhouse 5 and nursery capacity in Greenhouse 1. The Company also paid $1.9 million in preferred stock dividend payments and $1.9 million in principal on the WhiteHawk loan.
2024 Outlook
The Company is providing the following guidance for the third quarter of 2024 based on the strength of second quarter results and current trends in 2024. This guidance does not contain any impact from potential Greenhouse 2 expansion.
Q3 2024 Outlook
Moving into peak growing season of Q3 and with Greenhouse 5 still ramping up production, we expect Q3 revenue to set a new record high of $65 million to $67 million, an increase of 22% sequentially and 37% year-on-year at the midpoint of guidance.
We anticipate Q3 biomass production of 185,000 to 195,000 pounds, as production levels in Greenhouse 5 have exceeded expectations. This will represent 27% sequential and 87% year-on-year growth at the mid-point of guidance. We expect visibility on Greenhouse 5’s production capabilities to improve as we move through the remainder of the year and as we complete several more planting and harvest cycles in the greenhouse.
We project that the average selling price for wholesale biomass will be in the range of $280 to $285 per pound versus an average of $283 in Q2 this year and $336 in Q3 2023. Flower pricing has been weaker than expected since the second half of Q2 and in recent weeks has fallen below the lowest levels seen in 2023. We feel that lower prices in the short term favor Glass House over the long term given our position as the low-cost producer. We also believe it’s unlikely prices will remain at these depressed levels over the long run.
We project that Q3 2024 cost of production will be $120 per pound, roughly flat versus $118 per pound in Q3 2023. This will be only the second quarter of production from Greenhouse 5 and we are still in the initial ramp up period.
We expect combined Q3 retail and CPG revenue to increase by a low single digit percentage versus Q2, as we continue to expect a highly promotional and price driven retail landscape.
We expect consolidated gross margin to be in the low 50s, versus 53% in Q2 2024. The third quarter typically sees our highest production and sales of flower versus trim, and that should provide a level of resilience in gross margin.
We project that adjusted EBITDA and operating cash flow will both be in the $18 million to $20 million range in the third quarter, helping to push quarter-ending cash and restricted cash balance to $38 million to $40 million, a new high since we bought, retrofitted and began cultivation at the SoCal farm.

Capex is expected to be approximately $2 million. We will also make $1.9 million in dividend payments and $1.9 million in debt amortization payments.
2024 Fiscal Year Outlook
We are revising revenue guidance for 2024 down to $205 to $210 million from the previous $215 million to $220 million, which is 29% year-on-year growth at the mid-point of guidance. This revision is entirely due to the current wholesale biomass pricing environment and the resulting downward revision to guidance for average wholesale pricing for the remainder of the year. We are reducing projected 2024 Adjusted EBITDA to $40 million to $45 million from the previous ‘exceeding $50 million’ and moving operating cash flow guidance down to the low $30 million range from the previous mid $30 million range. Consistent with our previous guidance, we expect cash flow to grow at a slower rate than Adjusted EBITDA due to the increased working capital requirements associated with starting up Greenhouse 5. This guidance does not include the $11.5 million ERTC refund we expect to receive later this year.
We are raising our guidance range for wholesale biomass production by 50,000 pounds to 575,000 to 585,000 pounds, which represents a 63% increase over 2023 at the mid-point of guidance, as Greenhouse 5 output has exceeded our original expectations. Cost per pound is projected to be $130 which is lower than 2023 cost per pound of $136.
We are revising our projected average selling price down to $275 to $280 per pound versus the prior guidance of between $310 and $315 per pound, due to the current pricing trend as described earlier.
Combined revenues from Retail and CPG are projected to increase by a mid-single digit percentage year-on-year in the second half of the year as we expect our retail pricing initiative to drive higher sales as foot traffic builds.
Financial results and analyses will be available on the Company’s website on the ‘Investors’ and ‘News & Events’ drop down menus (www.glasshousebrands.com) and SEDAR+ (www.sedarplus.ca).
Unaudited results, unless otherwise stated, all results are in U.S. dollars.

Net Income / Loss
(in thousands)	Q2 2023	Q1 2024	Q2 2024
Revenues, Net	$44,665	$30,100	$53,938
Cost of Goods Sold	20,293	17,574	25,264
Gross Profit	24,372	12,526	28,674
% of Net Revenue	55%	42%	53%

Operating Expenses:
General and Administrative	13,055	13,528	17,366
Sales and Marketing	997	477	682
Professional Fees	2,200	3,663	1,860
Depreciation and Amortization	3,570	3,716	3,723
Impairment	1,328	—	—
Total Operating Expenses	21,150	21,384	23,631
Income (Loss) from Operations	3,222	(8,858)	5,043
Interest Expense	2,547	2,206	2,593
Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	19,100	6,465	(7,910)
Other (Income) Expense, Net	1,234	(94)	118
Total Other (Income) Expense, Net	22,881	8,577	(5,199)
Income Taxes	5,293	834	203
Net Income (Loss)	$(24,952)	$(18,269)	$10,039

Adjusted EBITDA
(in thousands)	Q2 2023	Q1 2024	Q2 2024
Net Income (Loss) (GAAP)	$(24,952)	$(18,269)	$10,039
Depreciation and Amortization	3,570	3,716	3,723
Interest Expense	2,547	2,206	2,593
Income Tax Expense	5,293	834	203
EBITDA (Non-GAAP)	(13,542)	(11,513)	16,558
Adjustments:
Share-Based Compensation	1,532	3,272	3,621
Stock Appreciation Rights Expense	14	345	51
(Gain) Loss on Equity Method Investments	(36)	(18)	94
Change in Fair Value of Derivative Asset	143	(113)	(32)
Impairment Expense for Intangible Assets	1,328	—	—
Change in Fair Value of Contingent Liabilities and Shares Payable	19,100	6,465	(7,910)
Loan Amendment Fee	1,000	—	—
Adjusted EBITDA (Non-GAAP)	$9,539	$(1,562)	$12,382

Select Cash Flow Information
(in thousands)	Q2 2023	Q1 2024	Q2 2024
Net Income (Loss)	$(24,952)	$(18,269)	$10,039
Depreciation and Amortization	3,570	3,716	3,723
Share-Based Compensation	1,532	3,272	3,621
Impairment Expense for Goodwill and Intangibles	1,328	—	—
Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	19,100	6,465	(7,910)
Other	1,885	508	1,326
Cash From Net Income (Loss)	2,463	(4,308)	10,799
Accounts Receivable	(2,078)	981	(4,864)
Prepaid Expenses and Other Current Assets	550	418	(911)
Inventory	(2,008)	(2,371)	(3,292)
Other Assets	(6)	105	71
Accounts Payable and Accrued Liabilities	4,013	2,897	7,366
Income Taxes Payable	5,182	309	(476)
Other	149	94	207
Working Capital Impact	5,802	2,433	(1,899)
Operating Activities Cash Flow	8,265	(1,875)	8,900

Purchases of Property and Equipment	(205)	(2,405)	(3,912)
Other	(233)	—	—
Investing Activities Cash Flow	(438)	(2,405)	(3,912)

Proceeds from the Issuance of Preferred Shares and Notes Payable	(1)	—	—
Payments on Notes Payable, Third Parties and Related Parties	(13)	(1,888)	(1,890)
Distributions to Preferred Shareholders	(1,376)	(1,937)	(1,936)
Other	(115)	(11)	309
Financing Activities Cash Flow	(1,505)	(3,836)	(3,517)

Net Increase (Decrease) in Cash, Restricted Cash and Cash Equivalents	6,322	(8,116)	1,471
Cash, Restricted Cash and Cash Equivalents, Beginning of Period	16,368	32,524	24,408
Cash, Restricted Cash and Cash Equivalents, End of Period	$22,690	$24,408	$25,879

Select Balance Sheet Information
(in thousands)	Q2 2023	Q1 2024	Q2 2024
Cash and Restricted Cash	$22,690	$24,408	$25,879
Accounts Receivable, Net	3,589	3,008	7,717
Prepaid Expenses and Other Current Assets	3,837	3,455	4,366
Inventory	15,532	11,210	14,503
Total Current Assets	45,648	42,081	52,465
Operating and Finance Lease Right-of-Use Assets, Net	12,212	10,621	10,713
Long Term Investments	2,018	2,345	2,251
Property, Plant and Equipment, Net	211,134	214,712	215,179
Intangible Assets, Net and Goodwill	53,394	21,007	20,868
Deferred Tax Asset	1,791	—	—
Other Assets	4,615	4,481	4,367
TOTAL ASSETS	$330,812	$295,247	$305,843

Accounts Payable and Accrued Liabilities	$28,032	$29,771	$33,739
Income Taxes Payable	14,787	8,188	7,712
Contingent Shares and Earnout Liabilities	32,714	41,042	33,132
Shares Payable	8,595	8,581	5,825
Current Portion of Operating and Finance Lease Liabilities	1,506	1,822	1,950
Current Portion of Notes Payable	49	7,551	7,552
Total Current Liabilities	85,683	96,955	89,910
Operating and Finance Lease Liabilities, Net of Current Portion	10,855	9,035	8,926
Other Non-Current Liabilities	3,523	5,971	6,624
Deferred Tax Liabilities	—	—	—
Notes Payable, Net of Current Portion	63,632	54,883	53,699
TOTAL LIABILITIES	163,693	166,844	159,159
Preferred Equity Series B, C and D	59,838	79,935	81,808
Additional Paid-In Capital, Accumulated Deficit and Non-Controlling Interest	107,281	48,468	64,876
TOTAL SHAREHOLDERS' EQUITY	167,119	128,403	146,684
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$330,812	$295,247	$305,843

Notes Payable and Preferred Equity
(in thousands)	Q4 2023	Q1 2024	Q2 2024	Comments
Notes Payable
Secured Credit Facility	$49,375	$47,500	$45,625	Maturity is 11/30/26

Series A	11,895	11,895	11,895	8% semi annual interest, cash or shares, higher of 10 day VWAP 5 trading days prior to pay date or $4.08, Maturity 4/15/27
Series B	4,111	4,111	4,111	8% semi annual interest, cash or shares, lower of 10 day VWAP 5 trading days prior to pay date or $10.00, Maturity 4/15/27
Plus Convertible Debt	16,006	16,006	16,006

Other	(1,318)	(1,072)	(380)	Mostly original issue discount
Notes Payable Total	$64,063	$62,434	$61,251

Preferred Equity
Series B	$57,545	$59,172	$60,881	Currently at 20% dividend with 10% cash payment
Series C	5,608	5,763	5,927	Currently at 20% dividend with 10% cash payment
Series D	15,000	15,000	15,000	Currently at 15% dividend with 15% cash payment
Preferred Equity Total	$78,153	$79,935	$81,808

Cash Payments
Debt Amortization	$638	$1,888	$1,889	$625K per month
Cash Interest	2,648	1,511	1,467	Currently 12% interest rate on the secured credit facility, index is Prime +8.50%, min. 10%, max. 12%
Debt Service	3,286	3,399	3,356

Series B	1,250	1,250	1,247	10% annual rate until 2/28/27 when it increases to 20%
Series C	125	125	125	10% annual rate until 6/30/27 when it increase to 20%
Series D	565	563	563	15% annual rate until 8/24/28 when it increase to 20%
Preferred Equity Dividends	1,940	1,938	1,935

Total Debt Service and Dividends	$5,226	$5,337	$5,291

Dividend Rates for Series B, C, and D
	22.5%	25.0%	20.0%
Series B	8/31/2024	8/31/2025	2/28/2027	Currently at 20% dividend with 10% cash payment
Series C	12/30/2024	12/30/2025	6/30/2027	Currently at 20% dividend with 10% cash payment
Series D			8/24/2028	Currently at 15% dividend with 15% cash payment
*Dividend in excess of cash dividend is paid out as PIK, outstanding preferred equity balance compounds quarterly.

Equity Table
(in thousands, except share price)	Q2 2024	Q1 2024	Change	Comments
Total Equity and Exchangeable Shares	74,370	71,230	3,140	Exercise of RSU's, ISO's NQSO's and bonuses paid in shares
Warrants
Series D	2,980	3,000	(20)	Exercise price of $6.00 with an expiration date of August 2028
Series C	1,000	1,000	—	Exercise price of $5.00 with an expiration date of August 2027
Series B	9,877	9,900	(23)	Exercise price of $5.00 with an expiration date of August 2027
Series A	—	2,654	(2,654)	Expired in June 2024
SPAC	30,665	30,665	—	Exercise price of $11.50 with an expiration date of June 2026
Total Warrants	44,522	47,219	(2,697)

Stock Options	1,199	1,370	(171)	Exercise Price between $2.26 and $4.60 with expiration dates from October 2024 to October 2026
RSUs	3,743	3,731	12	Up to 3-year vesting through 2026
Total	4,942	5,101	(159)

Share Price at Quarter End	$7.21	$8.00	$(0.79)

Convertible Debentures
Series A	$11,895	$11,895	$—	8% semi annual interest, cash or shares, higher of 10 day VWAP 5 trading days prior to pay date or $4.08, Maturity 4/15/27
Series B	4,111	4,111	—	8% semi annual interest, cash or shares, lower of 10 day VWAP 5 trading days prior to pay date or $10.00, Maturity 4/15/27
Total Convertible Debentures	$16,006	$16,006	$—
Number of Shares if Converted Assuming Share Price at Quarter End	2,220	2,001	219

Revenue
(in thousands)	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024	FY 2022	FY 2023
Retail (B2C)	$9,373	$10,073	$10,058	$9,574	$9,921	$10,885	$26,731	$39,078
Wholesale CPG (B2B)	3,715	3,954	4,290	4,103	4,253	3,979	16,770	16,062
Wholesale Biomass (B2B)	14,467	30,638	33,839	26,752	15,926	39,074	41,373	105,696
Total	$27,555	$44,665	$48,187	$40,429	$30,100	$53,938	$84,874	$160,836

Sequential % Change
Retail (B2C)	(12)%	7%	—%	(5)%	4%	10%
Wholesale CPG (B2B)	(1)%	6%	8%	(4)%	4%	(6)%
Wholesale Biomass (B2B)	(7)%	112%	10%	(21)%	(40)%	145%
Total	(8)%	62%	8%	(16)%	(26)%	79%

% Change to Prior Year
Retail (B2C)	93%	108%	56%	(10)%	6%	8%	23%	46%
Wholesale CPG (B2B)	70%	—%	(38)%	10%	14%	1%	(13)%	(4)%
Wholesale Biomass (B2B)	182%	358%	142%	71%	10%	28%	87%	155%
Total	126%	188%	77%	35%	9%	21%	34%	89%

Gross Profit
(in thousands)	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024	FY 2022	FY 2023
Retail (B2C)	$5,281	$5,486	$5,594	$5,190	$5,253	$5,162	$11,498	$21,551
Wholesale CPG (B2B)	1,128	239	241	(385)	1,065	886	76	1,223
Wholesale Biomass (B2B)	6,165	18,647	20,176	13,207	6,208	22,626	9,138	58,195
Total	$12,574	$24,372	$26,011	$18,012	$12,526	$28,674	$20,712	$80,969

% of Revenue
Retail (B2C)	56%	54%	56%	54%	53%	47%	43%	55%
Wholesale CPG (B2B)	30%	6%	6%	(9)%	25%	22%	—%	8%
Wholesale Biomass (B2B)	43%	61%	60%	49%	39%	58%	22%	55%
Total	46%	55%	54%	45%	42%	53%	24%	50%

Wholesale Biomass Production and Cost per Pound
	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024	FY 2022	FY 2023
Equivalent Dry Pounds of Production	48,099	103,336	101,825	103,462	61,334	149,717	193,723	356,722
% Change to Prior Year	188%	282%	36%	37%	28%	45%	100%	84%

Cost per Equivalent Dry Pounds of Production	$196	$139	$118	$121	$182	$148	$144	$136
% Change to Prior Year	(18)%	(12)%	(12)%	(5)%	(7)%	6%	(24)%	(6)%

Ending Operational Canopy (000 sq. ft)	959	959	959	959	959	1,525	959	959

Wholesale Biomass Sold and Average Selling Price per Pound
	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024	FY 2022	FY 2023
Equivalent Dry Pounds Sold	49,923	90,174	100,661	98,199	56,432	137,866	172,392	338,958
% Change to Prior Year	179%	354%	47%	49%	13%	53%	149%	97%
Equivalent Dry Pounds Sold Average Selling Price	$290	$340	$336	$272	$282	$283	$218	$312
% Change to Prior Year	54%	43%	65%	15%	(3)%	(17)%	(6)%	43%
Equivalent Dry Pounds Average Selling Price excludes the impact of cultivation tax.
Conference Call
The Company will host a conference call to discuss the results today, August 13, 2024 at 5:00 p.m. Eastern Time.

Webcast and Replay:	Register Here
Dial-In Number:	1-888-596-4144
Conference ID:	2085279#
(replay available for approximately 30 days)
In addition, content related to the earnings call including a transcript and audio recording of the call, as well as the Company’s financial statements and management’s discussion and analysis of financial condition and results of operations for the period (upon completion), will be posted to the Company’s website and can be found here. Content from previous reporting periods is also available.

Non-GAAP Financial Measures
Glass House defines EBITDA as Net Loss (GAAP) adjusted for interest and financing costs, income taxes, depreciation, and amortization. Adjusted EBITDA is defined as EBITDA excluding share-based compensation, stock appreciation rights expense, loss (gain) on equity method investments, impairment expense for goodwill and intangible assets, change in fair value of derivative liabilities, change in fair value of contingent liabilities and shares payable, certain debt-related fees, acquisition related professional fees, and non-operational start-up costs.
EBITDA and Adjusted EBITDA are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non- GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. Such supplemental non-GAAP financial measures are not standardized financial measures under U.S. GAAP used to prepare the Company's financial statements and might not be comparable to similar financial measures disclosed by other companies and, thus, should only be considered in conjunction with the GAAP financial measures presented herein.
The Company has provided a table above that provides a reconciliation of the Company's Net Income (Loss) (GAAP) to Adjusted EBITDA for the three months ended June 30, 2024 compared to the three months ended June 30, 2023 and three months ended March 31, 2024.
Footnotes and Sources:
1.EBITDA and Adjusted EBITDA are non-GAAP financial measures that are not defined by U.S. GAAP and may not be comparable to similar measures presented by other companies. Please see “Non-GAAP Financial Measures” herein for further information and for a reconciliation of such non-GAAP measures to the closest GAAP measure.
2.Equivalent Dry Pound Production includes all dry production (flower, smalls and trim) plus equivalent dry weight for wet weight and fresh frozen not converted into dry weight by the Company.
3.Cost per Equivalent Dry Pound of Production, is the application of a subset of Costs of Goods Sold for cannabis biomass production (including all expenses from nursery and cultivation to curing and trimming - the point at which product is ready for sales as wholesale cannabis or to be transferred to CPG) applied to the Company's metric of dry production which includes all dry production (flower, smalls and trim) plus equivalent dry weight for wet weight and fresh frozen that is not converted into dry goods by the Company.
About Glass House
Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://glasshousebrands.com/press-releases/.

Forward Looking Statements
This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates", "targets" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include, without limitation, the Company’s: ability to further deliver strong operational and financial results; guidance that Q3 2024 revenue is projected to achieve a new record high of between $65 million to $67 million; guidance that Q3 2024 quarter-end cash and restricted cash balance is projected to be $38M to $40 million, a new high since completion of Phase I expansion; projection that the company will backport a number of the modifications made in Greenhouse 5 into Greenhouse 6 over the next 6 to 12 months; guidance that Q3 2024 biomass production will reach 185,000 to 195,000 pounds; expectation that visibility on Greenhouse 5’s production capabilities will improve as the Company moves through the remainder of the year and as it completes several more planting and harvest cycles in Greenhouse 5; guidance that the Company’s Q3 2024 average selling price for wholesale biomass is projected to be $280 to $285 per pound; the Company’s believe that lower prices in the short term favor Glass House over the long term given its position as the low-cost producer; the Company’s belief that it is unlikely wholesale biomass prices will remain at current depressed levels over the long run; guidance that Q3 2024 cost of wholesale biomass production is projected to be $120 per pound; guidance that Q3 2024 Retail and CPG revenue is expected to increase by a low single digit percentage versus Q2 2024 as the Company continues to expect a highly promotional and price driven retail landscape; guidance that Q3 2024 consolidated gross margin is expected to be in the low 50% range; the Company’s belief that the third quarter typically sees its highest production and sales of flower versus trim, which should provide a level of resilience in Q3 2024 gross margin; guidance that the Company expects Q3 2024 Adjusted EBITDA to be a positive $18 million to $20 million and operating cash flow to be a positive $18 million to $20 million, helping to push quarter-ending cash and restricted cash balance to $38 million to $40 million, a new high since it bought, retrofitted and began cultivation at the SoCal farm; guidance that within Q3 2024, the Company expects capex spending to be about $2 million; guidance that similar to the second quarter, the Company will make $1.9 million in dividend payments and $1.9 million in debt amortization payments in Q3 2024; guidance the Company projects revenue of $205 to $210 million for 2024; guidance the Company expects Adjusted EBITDA to be in a range of $40 million to $45 million during 2024 and for operating cash flow to be in the low $30 million range; guidance cash flow will grow at a slower rate than Adjusted EBITDA due to working capital associated with starting up Greenhouse 5 and that this guidance does not include the $11.5 million ERTC refund the Company expects to receive later this year; guidance that the Company projects 2024 wholesale biomass production of 575,000 to 585,000 pounds; guidance that 2024 wholesale biomass cost per pound is projected to be $130 per pound; guidance that the Company projects its wholesale biomass average selling price to between $275 and $280 per pound for the year; guidance that combined revenues from Retail and CPG are projected to be up mid-single digits year-on-year in the second half of the year as the Company expects its retail dispensary strategic pricing plan to drive higher sales as foot traffic builds; guidance that the Company is planning for the difficult market conditions in both retail and the branded business to continue in 2024.

Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including financial and operational results not proving to be as expected or on the timelines expected; the Company not completing certain proposed acquisition or financing transactions at all, or on the timelines expected; the Company not achieving the synergies expected; and other risks disclosed in the Company's Annual Information Form and other public filings on SEDAR+ at www.sedarplus.ca. Accordingly, readers should not place undue reliance on forward-looking statements.
For more information on the Company, investors are encouraged to review the Company's public filings on SEDAR+ at www.sedarplus.ca. The forward-looking statements and financial outlooks contained in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.
For further information, please contact:
Glass House Brands Inc.
John Brebeck, Vice President of Investor Relations
T: (562) 264-5078
E: ir@glasshousebrands.com
Mark Vendetti, Chief Financial Officer
T: (562) 264-5078
E: ir@glasshousebrands.com
Investor Relations Contact:
KCSA Strategic Communications
Phil Carlson
T: 212-896-1233
E: GlassHouse@kcsa.com